UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                (Amendment No. 4)


                    Under the Securities Exchange Act of 1934

                                 Alvarion Ltd.
                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.01 PAR VALUE
                         (Title of Class of Securities)

                                    M0861T100
                                 (CUSIP Number)


                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [] Rule 13d-1(b)
         [] Rule 13d-1(c)
         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- --------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Barel, Dr. Meir
--------- --------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                              (a)               X

                                              (b)

-------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------
4         CITIZENSHIP OF PLACE OF ORGANIZATION

          German
----------------------------- -------- ----------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                     8,645,326
                              -------- ----------------------------------------
           SHARES             6        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     N/A
                              -------- ----------------------------------------
            EACH              7        SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                      8,645,326

                              -------- ---------------------------------------
            WITH              8        SHARED DISPOSITIVE POWER

                                       N/A
--------- --------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,645,326
--------- --------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A
--------- --------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          16.8%*
--------- --------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------- --------------------------------------------------------------------
* Based on 51,531,000 ordinary shares outstanding as of December 31, 2003.

--------- --------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SVM STAR VENTURE CAPITAL MANAGEMENT LTD.
--------- --------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a)              X

                                             (b)

--------- --------------------------------------------------------------------
3         SEC USE ONLY

--------  --------------------------------------------------------------------

4         CITIZENSHIP OF PLACE OF ORGANIZATION

            ISRAEL
------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                     1,426,609
                              -------------------------------------------------
           SHARES             6        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     N/A
                              -------------------------------------------------
            EACH              7        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                      1,426,609
                              -------------------------------------------------
            WITH              8        SHARED DISPOSITIVE POWER

                                       N/A
--------- --- -----------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,426,609
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A
--------- --------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.8%*
--------- --------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO
--------- --------------------------------------------------------------------
     * Based on 51,531,000 ordinary shares outstanding as of December 31, 2003.

--------- --------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          STAR VENTURES MANAGEMENT GMBH NO. 3
--------  --------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a)               X

                                             (b)

------- ----------------------------------------------------------------------
3         SEC USE ONLY

------- ---------------------------------------------------------------------
4         CITIZENSHIP OF PLACE OF ORGANIZATION

            GERMANY
-------- --------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                     6,862,090
                              -----------------------------------------------
           SHARES             6        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     N/A
                              -----------------------------------------------
            EACH              7        SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                      6,862,090
                              -----------------------------------------------
            WITH              8        SHARED DISPOSITIVE POWER

                                       N/A
--------- -------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,862,090
--------- --------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A
--------- ---------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          13.3%*
--------- ---------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------
 * Based on 51,531,000 ordinary shares outstanding as of December 31, 2003.

   This Amendment No. 4 to Schedule 13G reflects a statement of beneficial ownership of securities of the reporting persons as of December 31, 2003, and is being filed to correct an error in the computation of the ownership of Dr. Meir Barel appearing in Amendment No. 3.

Item 1(a)        Name of Issuer:

                 Alvarion Ltd.

Item 1(b)        Address of Issuer's Principal Executive Offices:

                 Alvarion Ltd.
                 Atidim Technological Park, Building 1
                 Tel Aviv 61131
                 Israel

Item 2(a)        Name of Person Filing:

                 (I) Dr. Meir Barel ("Barel"), a German citizen who is a
                     professional investment manager residing in Munich, Germany.
                 (a) Barel, Dr. Meir
                 (b) c/o Star Ventures Management,
                     Possartstrasse 9, D-81679 Munich, Germany
                 (c) German
                 (d) Ordinary Shares
                 (e) M0861T100

                 (II) SVM STAR VENTURE CAPITAL Management Ltd. ("Star Israel"),
                      an Israeli company which manages investments primarily in securities of Israeli and Israeli-related companies. Star Israel manages the investments of Star Management of Investments (1993) Limited Partnership, which invests primarily in securities of Israeli and Israeli-related companies, including the securities of the Company which are the subject of this filing. The sole director and primary owner of Star Israel is Barel.

                (a) SVM STAR VENTURE CAPITAL Management Ltd.
                (b) 11 Galgalei
                    Haplada Street, PO Box 12600
                    Herzeliya Pituach 46733, Israel
                (c) n/a (d) Ordinary Shares (e) M0861T100

                (III) SVM Star Ventures Management GmbH No. 3 ("STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. II, a German Civil Law Partnership
                       (with limitation of liability), SVE Star Ventures Enterprises No. III, a German Civil Law Partnership
                       (with limitation of liability), SVE Star Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, SVE Star Ventures Enterprises No. V, a German Civil
                       Law Partnership (with limitation of liability), SVM
                       Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG No. 2 and SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), which invest primarily in securities of Israeli and Israel-related companies including the securities of the Company which are the subject of this filing.
                       The sole director and primary owner of STAR Germany is Barel.

                 (a) SVM Star Ventures Management GmbH No. 3
                 (b) Possartstrasse 9, D-81679 Munich, Germany
                 (c) n/a
                 (d) Ordinary Shares
                 (e) M0861T100

Item 2(b)        Address of Principal Business Office or, if None, Residence:

                 see above

Item 2(c)        Citizenship:

                 see above

Item 2(d)        Title of Class of Securities:

                 see above

Item 2(e)        CUSIP Number:

                 see above

Item 3           If this statement is filed pursuant to Rule 13d-1(b),
                 or 13d-2(b):
                 ------------------------------------------------------

                 n/a


Item 4.  Ownership.

(I) Through STAR Israel, Barel beneficially owns the following:

   (a)   Amount beneficially owned: 1,426,609 ordinary shares
   (b)   Percent of class: 2.8%
   (c)   Number of Shares as to which the person has:
   (i)   Sole power to vote or to direct the vote: 1,426,609
   (ii)  Shared power to vote or to direct the vote: n/a
   (iii) Sole power to dispose or to direct the disposition of: 1,426,609
   (iv)  Shared power to dispose or to direct the disposition of: n/a

   Beneficial ownership and sole voting and dispositive power over 1,426,609 (approximately 2.8%) ordinary shares are exercised by STAR Israel on behalf of Star Management of Investments (1993) Limited Partnership.


(II) Through STAR Germany, Barel beneficially owns the following:
    (a)   Amount beneficially owned: 6,862,090 ordinary shares
    (b)   Percent of class: 13.3%
    (c)   Number of Shares as to which the person has:
    (i)   Sole power to vote or to direct the vote: 6,862,090
    (ii)  Shared power to vote or to direct the vote: n/a
    (iii) Sole power to dispose or to direct the disposition of: 6,862,090
    (iv)  Shared power to dispose or to direct the disposition of: n/a

     Beneficial ownership and sole voting and dispositive power over 284,579 (approximately 0.6%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. II, a German Civil Law Partnership (with limitation of liability).
     Beneficial ownership and sole voting and dispositive power over 1,770,788 (approximately 3.4%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability).
     Beneficial ownership and sole voting and dispositive power over 145,966 (approximately 0.3%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability).
     Beneficial ownership and sole voting and dispositive power over 657,764 (approximately 1,3%) ordinary shares are exercised by STAR Germany on behalf of SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG. Beneficial ownership and sole voting and dispositive power over 1,556,656 (approximately 3.0%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability).
     Beneficial ownership and sole voting and dispositive power over 181,338 (approximately 0.4%) ordinary shares are exercised by STAR Germany on behalf of SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2. Beneficial ownership and sole voting and dispositive power over 1,644,767 (approximately 3.2%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability).
     620,232 (approximately 1.1%) ordinary shares are held directly by STAR Germany as Trustee for several individuals.

The total holdings described in this filing that constitute beneficial ownership for Barel are the following:

(a) Amount beneficially owned: 8,645,326 ordinary shares (includes 144,318 options to purchase ordinary shares exercisable within 60 days from December 31, 2003)
(b)   Percent of class: 16.8%
(c)   Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote: 8,645,326 ordinary shares (includes 144,318 options to purchase ordinary shares exercisable within 60 days from December 31, 2003)
(ii)  Shared power to vote or to direct the vote: n/a
(iii) Sole power to dispose or to direct the disposition of: 8,645,326 ordinary shares (includes 144,318 options to purchase ordinary shares exercisable within 60 days from December 31, 2003)
(iv)  Shared power to dispose or to direct the disposition of: n/a

Dr. Barel, Star Israel and Star Germany each hereby disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein, except for 212,309 ordinary shares held directly by Dr. Barel and except for options to purchase 144,318 ordinary shares exercisable within 60 days from December 31, 2003, held directly by Dr. Barel.



Item 5           Ownership of Five Percent of Less of a Class:
                 ---------------------------------------------

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                 securities, check the following.    N/A

Item 6           Ownership of More Than Five Percent on Behalf of Another
                 Person:
                 --------------------------------------------------------------

                 To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company beneficially owned by each of the Reporting Persons except as set forth in Item 4(a) above. N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                 Holding Company:
                 ----------------------------- ---------------------------------

                 N/A

Item 8           Identification and Classification of Members of the Group:
                 ----------------------------------------------------------

                 N/A

Item 9           Notice of Dissolution of the Group:
                 -----------------------------------

                 Not Applicable.

Item 10          Certification:

                 Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2004

/s/ Dr. Meir Barel
Dr. Meir Barel


SVM STAR VENTURE CAPITAL Management Ltd.

By:      /s/ Dr. Meir Barel
         Dr. Meir Barel, Director


SVM Star Ventures Management GmbH No. 3

By:      /s/ Dr. Meir Barel
         Dr. Meir Barel, Director

                                   Appendix A

                      Identity of each member of the group




Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.


SVM STAR VENTURE CAPITAL Management Ltd. ("STAR Israel"), an Israeli company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Israel manages the investments of Star Management of Investments (1993) Limited Partnership, which invests primarily in securities of Israeli and Israel-related companies, including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Israel is Barel.


SVM Star Ventures Management GmbH No. 3 ("STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. II, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG No. 2 and SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), which invest primarily in securities of Israeli and Israel-related companies including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Germany is Barel.